Exhibit 99.1

FEMSA statement on the health of its CEO, Daniel Rodríguez Cofré

Daniel Rodríguez Cofré will remain in role while undergoing treatment and during recovery

Monterrey, Mexico, February 13, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that that Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, was recently diagnosed with colon cancer. While undergoing treatment, Daniel will remain in his role with support from FEMSA’s senior leadership team and the CEOs of the business units.

In a message to his FEMSA coworkers, Daniel Rodríguez Cofré said:

“I just started my cancer treatment, and I am pleased to inform you that is progressing as planned and urge anyone over the age of 50 to get regular check-ups. While in treatment and recovery, I will continue to contribute in the job that I love, cherishing the opportunity of working together with the more than 350,000 employees that make up the FEMSA family. I remain optimistic about the future and the continued shared success of the company.”

José Antonio Fernández Carbajal, FEMSA’s Executive Chairman, said:

“All of us on the Board of Directors express our full support for Daniel as he undergoes treatment while continuing to lead the company. Daniel has put a strong and seasoned management team in place and we are confident in their ability, under his continued leadership, to drive the business forward and deliver on our strategic initiatives. We wish Daniel a full and speedy recovery, and our thoughts and prayers are with him and his family during this time.”

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, our European retail unit with convenience store and food service operations. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.